Exhibit 99.2

AFFIMED N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2018 and 2017 included as Exhibit 99.1 to the Report on Form 6-K in which this discussion is included. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements for fiscal year 2017, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”).

Unless otherwise indicated or the context otherwise requires, all references to “Affimed” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Affimed N.V. and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in euros. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in euros.

Overview

We are a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. Our product candidates are being developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. The most potent cells of the human defense arsenal are types of white blood cells called Natural Killer cells, or NK cells, and T cells. Leveraging our modular and versatile ROCK™ (Redirected Optimized Cell Killing) platform, we generate proprietary, next-generation bispecific antibodies, which are designed to direct and establish a bridge between either NK cells or T cells and cancer cells. Our tetravalent bispecific immune cell engagers have the ability to bring NK cells or T cells into proximity and trigger a signal cascade that leads to the destruction of cancer cells. Due to their novel tetravalent architecture (which provides for four binding domains), our tetravalent bispecific immune cell engagers bind to their targets with high affinity and have half-lives that allow regular intravenous administration. We believe, based on their mechanism of action and the preclinical and clinical data we have generated to date, that our product candidates, alone or in combination, may ultimately improve response rates, clinical outcomes and survival in cancer patients and could eventually become a cornerstone of modern targeted oncology care. Building on our leadership in the NK cell space, we are also developing novel tetravalent, bispecific antibody formats with the potential to tailor immune-engaging therapy to different indications and settings.

To date, we have financed our operations primarily through our public offerings of our common shares, private placements of equity securities, the incurrence of loans including convertible loans and through government grants and milestone payments for collaborative research and development services. Through March 31, 2018, we have raised an aggregate of €227 million (gross proceeds) through the issuance of equity and incurrence of loans. To date, we have not generated any revenues from product sales or royalties. Based on our current plans, we do not expect to generate product or royalty revenues unless and until we or any collaboration partner obtain marketing approval for, and commercialize, any of our product candidates.

We have generated losses since we began our drug development operations in 2000. As of March 31, 2018, we had an accumulated deficit of €190.9 million.

We expect to continue incurring losses as we continue our preclinical and clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval for our product candidates, build a marketing and sales team to commercialize our product candidates. Our profitability is dependent upon the successful development, approval, and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional cash. We intend to fund future operations through additional equity and debt financings, and we may seek additional capital through arrangements with strategic partners or from other sources.

In 2009, we formed AbCheck, our 100% owned, independently run antibody screening platform company, located in the Czech Republic. AbCheck is devoted to the generation and optimization of fully human antibodies. Its technologies include a combined phage and yeast display antibody library and a proprietary algorithm to optimize affinity, stability and manufacturing efficiency. AbCheck also uses a super human library as well as their newly developed mass humanization technology to discover and optimize high-quality human antibodies. In addition to providing candidates for Affimed projects, AbCheck is recognized for its expertise in antibody discovery throughout the United States and Europe and has been working with globally active pharmaceutical and biotechnology companies such as Tusk Therapeutics, bluebird bio, Eli Lilly, Daiichi Sankyo, Pierre Fabre and others.

We have a subsidiary, Affimed Inc., in the U.S. with senior employees in investor relations, business development and corporate strategy.

Recent Developments

On February 1, 2018, we announced additional preliminary patient data from two separate clinical studies of our lead NK cell engager candidate AFM13. In our Phase 1b study of the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab), the best response preliminary assessment data from 9 patients treated at the highest AFM13 dose level (7 mg/kg), as reported by central read, showed an objective response rate (“ORR”) of 89% (8/9), including complete metabolic responses (“CmRs”) in 44% (4/9) and partial metabolic responses (“PmRs”) in 44% (4/9) of patients. One patient experienced stable disease (“SD”). This ORR of 89% compared favorably to the historical ORR of Keytruda (58-63%) as monotherapy in a similar patient population. These patients were relapsed/refractory Hodgkin lymphoma, or relapsed/refractory HL, and post autologous stem cell transplantation (“ASCT”) or ineligible for ASCT and had failed BV. Importantly, the reported complete response (“CR”) rate of 44% represents a doubled CR rate compared to previously reported anti-PD1 studies (9-22%). The combination was well-tolerated with most of the adverse events observed mild to moderate in nature and manageable with standard of care. The data shown here comprise six previously reported patients, including one patient evaluated as a PmR at the three-month assessment and who was converted into CmR at the six-month assessment, as well as three additional patients. In total, the extension cohort includes 21 patients and enrollment has recently been completed.

In our Phase 1b/2a trial of AFM13 as monotherapy in relapsed/refractory CD30-positive cutaneous lymphoma, analysis of the first dose cohort (3 patients dosed at 1.5 mg/kg) demonstrated an ORR of 66% (2/3). One CR, one partial response (“PR”) and one SD were observed, as determined by global response score. The data shown here comprise one previously reported patient as well as two additional patients. In total, the trial includes three cohorts of three patients each and enrollment is currently ongoing into the third dose cohort.

In February 2018, the Company issued 13,225,000 common shares in a public offering at a price of $2.00 per common share for net proceeds of approximately €19.7 million.

In March 2018, Affimed completed its management team through the addition of Leila Alland, M.D. who joined the Company as Chief Medical Officer.

On May 3, 2018 we announced the introduction of our ROCK™ (Redirected Optimized Cell Killing) platform, which was officially launched at the PEGS Protein Engineering Summit in Boston in early May 2018. The Company’s proprietary, unique and modular ROCK™ platform enables the generation of first-in-class tetravalent, multi-specific immune cell engagers and supports innate and adaptive drug development (NK and T cell engagers). Based on its modularity, ROCK™ allows for antibody engineering of highly customizable immune cell engagers tailored to different indications and settings, including generation of molecules against validated oncology targets to address the limitations of existing standard treatments.

Collaboration and License Agreements

There have been no material changes to our license agreements from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–License Agreements” in the Annual Report.

Research and Development Expense

We will use our existing liquidity primarily to fund research and development expense. Our research and development expense is highly dependent on the development phases of our research projects and therefore fluctuates highly from period to period. Our research and development expense mainly relates to the following key programs:

•	AFM13. We initiated a phase 1b study investigating the combination of AFM13 with Merck’s anti-PD-1 antibody Keytruda (pembrolizumab) in patients with relapsed/refractory HL in 2016. Different dosing protocols are being explored in the investigator sponsored monotherapeutic phase 2a clinical trial of AFM13 in patients with relapsed/refractory HL to allow for improved exposure in more heavily pretreated patient populations. The study is open and recruiting, including patients pre-treated with both brentuximab vedotin (B.V.) and anti-PD1. In addition, we are conducting an investigator-sponsored translational Phase 1b/2a clinical study of AFM13 in patients with CD30+ lymphoma. We anticipate that our research and development expenses in the remainder of 2018 for AFM13 will increase compared to those for the first quarter of 2018.

•	AFM11. The phase 1 clinical trial of AFM11 in patients with non-Hodgkin Lymphoma, or NHL, is ongoing and recruiting with a modified dose regimen. A phase 1 clinical study of AFM11 in patients with Acute Lymphocytic Leukemia, or ALL, commenced in the third quarter of 2016 and is enrolling. In connection with these trials, we are expecting additional costs for AFM11 clinical trial material. We anticipate that our research and development expenses in the remainder of 2018 for AFM11 will increase compared to those for the first quarter of 2018.

•	Other projects and infrastructure costs. Our other research and development expenses relate to our preclinical studies of our solid tumor candidate, AFM24 and our multiple myeloma program AFM26 and early stage development / discovery activities. We have allocated a material amount of our resources to such discovery activities. The expenses mainly consist of salaries, manufacturing costs for pre-clinical study material and pre-clinical studies. In addition, we incur a significant amount of costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects. We assume that other projects and infrastructure costs will increase in the remainder of 2018.

Results of Operations

The financial information shown below was derived from our unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2017 and 2018. The discussion below should be read along with these financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended March 31, 2017 and 2018

	Three months ended March 31,
	2017	2018
	(unaudited)
	(in € thousand)

Total Revenue:	399	532
Other income (expenses)—net	(9)	(11)
Research and development expenses	(5,442)	(6,396)
General and administrative expenses	(2,246)	(2,038)
Operating loss	(7,298)	(7,913)
Finance costs—net	(456)	(289)
Loss before tax	(7,754)	(8,202)
Income taxes	(1)	(1)
Loss for the period	(7,755)	(8,203)
Other comprehensive income	0	(195)
Total comprehensive loss	(7,755)	(8,398)
Loss per common share in € per share (undiluted)	(0,19)	(0.15)
Loss per common share in € per share (diluted)	(0,19)	(0.15)

Revenue

Revenue increased to €0.5 million in the three months ended March 31, 2018 from €0.4 million for the three months ended March 31, 2017. Revenue in in both periods included revenue from a milestone achieved under the LLS collaboration and revenue generated by AbCheck.

Research and development expenses

	Three months ended March 31,
R&D Expenses by Project	2017	2018	Change %
	(unaudited)
	(in € thousand)
Project
AFM13	1,472	1,290	(12%)
AFM11	638	1,195	87%
Other projects and infrastructure costs	3,246	3,752	16%
Share-based payment expense	86	159	85%
Total	5,442	6,396	18%

Research and development expenses amounted to €6.4 million in the three months ended March 31, 2018 compared to research and development expenses of €5.4 million in the three months ended March 31, 2017. The variances in project-related expenses between the three months ended March 31, 2017 and the corresponding period in 2018 are mainly due to the following projects:

•	AFM13. In the three months ended March 31, 2018 we incurred lower expenses (-12%) than in the three months ended March 31, 2017 primarily due to decreased manufacturing activities for clinical trial material.

•	AFM11. In the three months ended March 31, 2018, research and development expenses were significantly higher (+87%) compared to the three months ended March 31, 2017 primarily due to higher expenses for the ongoing phase 1 clinical study in NHL and the phase 1 dose-finding study in ALL.

•	Other projects and infrastructure costs. In the three months ended March 31, 2018, expenses were higher (+16%) than in the three months ended March 31, 2017 primarily due to higher expenses incurred in relation to our discovery/early stage development activities. The costs associated with our research and development that are non-project specific, including intellectual property-related expenses, depreciation expenses and facility costs were also higher than in the previous year. Because these are less dependent on individual ongoing programs, they are not allocated to specific projects.

General and administrative expenses

General and administrative expenses were slightly lower and amounted to €2.0 million in the three months ended March 31, 2018 compared to €2.2 million in the three months ended March 31, 2017.

Finance costs-net

Finance costs for the three months ended March 31, 2018 totaled €0.3 million, compared to €0.5 million for the three months ended March 31, 2017. Finance costs in the three months ended March 31, 2018 include foreign exchange losses of €0.1 million, while finance costs in the three months ended March 31, 2017 included €0.3 million of exchange losses.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. To date, we have not generated any product sale revenue. We have financed our operations primarily through our public offerings of our common shares, private placements of equity securities and loans, grants and revenues from collaboration partners.

Cash flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2017 and 2018:

	Three months ended March 31,
	2017	2018
	(unaudited)
	(in € thousand)

Net cash used in operating activities	(7,234)	(6,923)
Net cash used for/generated from investing activities	4,462	(154)
Net cash generated from financing activities	16,438	22,646
Net changes to cash and cash equivalents	13,666	15,568
Cash and cash equivalents at the beginning of the period	35,407	39,837
Exchange rate related changes of cash and cash equivalents	(66)	(66)
Cash and cash equivalents at the end of the period	49,007	55,339

Net cash used in operating activities of €6.9 million in the three months ended March 31, 2018 is slightly lower than net cash used in operating activities in the three months ended March 31, 2017 (€7.2 million). The investing activities in the three months ended March 31, 2017 primarily relate to investments in and proceeds from the sale or maturity of financial assets, while in the three months ended March 31, 2018 investing activities mainly relate to the purchase of leasehold improvements and equipment. Net cash generated from financing activities relate to the proceeds from the public offering in February 2018 and the issuance of shares in connection with our at-the-market sales agreement.

Cash and Funding Sources

Our cash and cash equivalents as of March 31, 2018 were €55.3 million, compared with €39.8 million as of December 31, 2017. Funding sources generally comprise proceeds from the issuance of equity instruments, revenues from collaboration agreements, loans and government grants.

In February 2018, we issued 13,225,000 common shares in a public offering at a price of $2.00 per common share and received net proceeds of approximately €19.7 million.

In February 2018, we issued 2,373,716 shares and received net proceeds of €3.8 million in connection with our at-the-market sales agreement.

Funding Requirements

We expect that we will require additional funding to complete the development of our product candidates and to continue to advance the development of our other product candidates. If we receive regulatory approval for AFM13, AFM11, AFM24, AFM26 or other earlier programs, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. We also expect to incur additional costs associated with operating as a public company. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We believe that our existing liquidity will enable us to fund our operating expenses and capital expenditure requirements at least until the fourth quarter of 2019. We have based this estimate on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaboration, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

To address our financing needs, we may raise additional capital through the sale of equity or convertible debt securities. In such an event, the ownership interest of our shareholders will be diluted, and the terms of any such securities may include liquidation or other preferences that adversely affect the rights of holders of our common shares.

For more information as to the risks associated with our future funding needs, see “Risk Factors” in the Annual Report.

Contractual Obligations and Commitments

As of the date of this discussion and analysis there are no material changes to our contractual obligations from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Contractual Obligations and Commitments” in the Annual Report.

Off-balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements other than operating leases as described under “Item 5. Operating and Financial Review and Prospects—F. Tabular disclosure of contractual obligations” in the Annual Report.

Quantitative and Qualitative Disclosures About Market Risk

During the three months ended March 31, 2018, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report.

Critical Judgments and Accounting Estimates

There have been no material changes to the significant accounting policies and estimates described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Judgments and Accounting Estimates” in the Annual Report.

Recent Accounting Pronouncements

We refer to note 2 of the notes to the unaudited interim condensed consolidated financial statements for the three month periods ended March 31, 2017 and 2018 with regard to the impact of recent accounting pronouncements.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (through 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including, but not limited to, those identified under the section entitled “Risk Factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses; as of March 31, 2018, our accumulated deficit was €190.9 million;

•	the chance our clinical trials may be delayed or not be successful and clinical results may not reflect results seen in previously conducted preclinical studies and clinical trials;

•	our reliance on sponsors of, and clinical investigators in, trials of our product candidates, contract manufacturers and contract research organizations over which we have limited control;

•	our lack of adequate funding to complete development of our product candidates and the risk we may be unable to access additional capital on reasonable terms or at all to complete development and begin commercialization of our product candidates;

•	our dependence on the success of AFM13 and AFM11, which are still in clinical development and may eventually prove to be unsuccessful;

•	uncertainty surrounding whether the clinical development steps up to commercialization will gain regulatory approval;

•	the outcome of any, or any discussions we may enter regarding, acquisitions, dispositions, partnerships, license transactions or changes to our capital structure, including future securities offerings;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation that may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with the DKFZ, Xoma, LLS, Merck, The MD Anderson Cancer Center, Amphivena and Amphivena’s other investors and partners, including MPM Capital and Calibrium (formerly Aeris Capital), and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our ability to scale-up manufacturing processes of our product candidates and also to reduce the cost of manufacturing our product candidates in advance of any commercialization;

•	our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and

•	other risk factors discussed under “Risk factors” in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.